FITZGERALD·YAP·KREDITOR LLP

ATTORNEYS AT LAW

Author's Email: lbolduc@fyklaw.com

Michael J. FitzGerald*
Calvin C.S. Yap*
Eoin L. Kreditor*
Eric P. Francisconi
Larry S. Zeman
Lynne Bolduc
Deborah M. Rosenthal
George Vausher, LLM, CPA‡
Andrew H. Do

Ashley Bolduc
Edward J. Farrell
Natalie N. FitzGerald
David M. Lawrence
Guido I. Piotti
Colin S. Rushovich
Jeanine A. Scalero†

November 30, 2016

VIA FIRST-CLASS MAIL AND EMAIL
Marci A. Laderman, CPA
Sanville & Company
1514 Old York Road
Abington, PA 19001
maladerman@sanvilleco.com

RE: Grand Prix Investors Trust

Dear Ms. Laderman:

At your request, we advise you as follows in connection with your examination of the accounts of Grand Prix Investors Trust (the "Company") effective as of July 31, 2016 and continuing through the date of this letter.

Subject to the last paragraph of this letter, we advise you that since our initial engagement by the Company, we have not been engaged to give substantive advise to, or represent the Company in connection with material loss contingencies coming within the scope of clause (a) of Paragraph 5 of the ABA Statement of Policy referred to in the last paragraph of this letter.

Additionally, as part of the United States Securities and Exchange Commission's ("SEC") regulatory duties, the SEC conducts various reviews of the Company's transactions, records, and reports. On occasion, the SEC will select certain transactions, records, or reports for further review and inquiry. At any given time during the year, the SEC may be conducting one or more reviews or special investigations related to the Company's business or reports. Accordingly, the Company may be responding to an inquiry by the SEC at any given time.

Your request does not specifically request information from us with respect to any matter contemplated by clause (b) or (c) of Paragraph 5 of the ABA Statement of Policy and, in accordance with Statement, we are not commenting on any such matter.

The information set forth herein is as of July 31, 2016 and the date on which we completed our internal review procedures for purposes of preparing this response and we assume no obligation to advise you of changes which may thereafter be brought to our attention.

As of July 31, 2016, the Company was indebted to FitzGerald Yap Kreditor LLP for fees and services in the amount of $247.75.

This response is limited by, and in accordance with, the ABA Statement of Policy Regarding Lawyers' Responses to Auditors' Requests for Information; without limiting the generality of the foregoing, the limitations set forth in such Statement on the scope and use of this response (Paragraphs 2 and 7) are specifically incorporated herein by reference, and any reference herein to "loss contingencies" is qualified in its entirety by Paragraph 5 of the Statement and the accompanying Commentary (which is an integral part of the Statement). Consistent with the last sentence of Paragraph 6 of the ABA Statement of Policy and pursuant to the Company's request, this will confirm as correct the Company's understanding as set forth in its audit inquiry letter to us that whenever, in the course of performing legal services for the Company with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure, we have formed a professional conclusion that the Company must disclose or consider disclosure concerning such possible claim or assessment, we, as a matter of professional responsibility to the Company, will so advise the Company and will consult with the Company concerning the question of such disclosure and the applicable requirements of the Statement of Financial Accounting Standards No. 5.

Sincerely,

Fitzgerald Yap Kreditor

cc: Grand Prix Investors Trust, Attn: John Foti, President, via e-mail